Exhibit 99.1

Wix Reports Third Quarter 2018 Results

•	Strong third quarter results highlighted by combination of growth and profitability

o	Revenue of $155.6 million, up 40% y/y and collections of $162.8 million, up 36% y/y, exceeding high end of expectations

o	Non-GAAP operating income of $16.3 million, an all-time high and up 376% y/y

o	Record operating cash flow of $27.6 million; free cash flow of $23.7 million, up 25% y/y

•	Accelerating monetization drove results as average revenue per subscription increased 11% y/y and conversion increased year over year

•	Announcing Wix Payments, a comprehensive payments platform to help small businesses grow

•	Board of Directors authorizes $100 million in share repurchases

NEW YORK, November 13, 2018 -- Wix.com Ltd. (Nasdaq: WIX), a leading cloud-based web development platform, today reported financial results for the third quarter ended September 30, 2018. In addition, the Company provided its initial outlook for the fourth quarter of 2018 and updated its 2018 full year guidance.

“Our strong third quarter results demonstrate that we continue to develop a product experience on Wix that is best in class,” said Avishai Abrahami, Co-founder and CEO of Wix. “Wix is in the midst of another substantial product release cycle to deliver even more value to our users – we recently introduced Wix Payments, as well as enhancements to Wix Code and the all new Wix Video Maker, and we have begun releasing the new DeviantArt platform to its community. We also plan to announce a new product in December that will elevate how small businesses are managed and grow online. With these new products, and the performance we have seen to date, we look forward to continuing our momentum throughout 2019.”

Lior Shemesh, CFO of Wix, added “Our business model is a unique combination of strong top line growth and improving profitability, which was again demonstrated with our third quarter results. These results are also a reflection of the strong returns we continue to realize on our investments in R&D and marketing as well as the consistency and predictability of our business.”

Q3 2018 Financial Summary

	Three months ended Sept 30,			Prior Q3 2018
$ in thousands	2017	2018	Y/Y growth	Outlook
Revenue	$111,031	$155,600	40%	$152,000 - 153,000
Collections	$120,119	$162,777	36%	$161,000 - 162,000
Operating Loss	$(11,454)	$(3,498)	NA

Non-GAAP Operating Income	$3,418	$16,256	376%

Net Cash Provided by Operating Activities	$22,063	$27,607	25%

Free Cash Flow	$18,935	$23,691	25%

Additional Q3 2018 Results and Highlights

•
Revenue in the third quarter of 2018 was $155.6 million, a 40% increase over the same period last year. Under ASC 605, third quarter revenue would have been $153.6 million, a 38% increase over last year

•	Collections in the third quarter of 2018 were $162.8 million, a 36% increase over the prior year period

•
Gross margin on a GAAP basis in the third quarter of 2018 was 79%, compared to 83% for the third quarter of 2017; non-GAAP gross margin in the third quarter of 2018, calculated as non-GAAP gross profit as a percent of revenue, was 80%, compared to 84% for the third quarter of 2017

o	Under ASC 605, third quarter 2018 GAAP gross margin as a percent of revenue would have also been 79%

o
Results in the third quarter include the impact of the change from net (agent) to gross (principal) accounting related to the amended terms of our partnership agreement with Google announced earlier this year. As previously stated, this impact is an approximately $30 million benefit to FY 2018 revenue and collections and approximately $7-8 million each quarter in 2018. This impact also has resulted in a year-over-year decrease in our GAAP and non-GAAP gross margins

•
GAAP net loss in the third quarter of 2018 was $(5.9) million, or $(0.12) per share, compared to a net loss of $(14.5) million, or $(0.32) per share, for the third quarter of 2017. Under ASC 605, third quarter 2018 GAAP net loss would have been $(7.0) million

•
Non-GAAP net income in the third quarter of 2018 was $18.8 million, or $0.39 per share, compared to non-GAAP net income of $0.4 million, or $0.01 per share for the third quarter of 2017. Under ASC 605, third quarter 2018 non-GAAP net income would have been $17.7 million

•
Net cash provided by operating activities in the third quarter of 2018 was $27.6 million, while capital expenditures totaled $3.9 million, leading to free cash flow of $23.7 million, compared to $18.9 million of free cash flow in the third quarter of 2017, a 25% year-over-year increase

•
Added 177,000 net premium subscriptions in the third quarter of 2018 to reach 3.8 million as of September 30, 2018, a 26% increase over the total number of subscriptions at the end of the third quarter of 2017

•
Added 5.5 million registered users in the third quarter of 2018. Registered users as of September 30, 2018 were 137 million, representing a 20% increase compared to the end of the third quarter of 2017

Recent Business Highlights

•
Announcing Wix Payments: Wix recently launched Wix Payments, a comprehensive payments platform to help owners manage and grow their business. Wix Payments allows users to set up and accept payments without the need to integrate third party payment providers. Wix Payments also enables small businesses to manage their entire financial flow, from sales to payouts, in a single place, solving a significant challenge with doing business online. Any type of business, including e-commerce retailers, service providers, restaurants, hotels, musicians, photographers and many more, will be able to take advantage of the efficiency, reliability and safety provided by Wix Payments. Wix Payments is available today in Brazil and will be available in the US and Europe in early 2019.  Additional markets in Latin America and Asia Pacific will also gain access to Wix Payments throughout 2019.

•
Momentum in Wix Code Adoption Continues: New functionalities have enabled users to create more complex and robust websites with Wix Code than ever before on Wix, and we are seeing evidence that our strategy of penetrating the professional market is succeeding ahead of our expectations. Users of Wix Code who have purchased subscriptions are purchasing multiple subscriptions at a rate of more than four times non Wix Code users, an indication that usage by professionals is increasing. Further, traffic of visitors to sites built using Wix Code is five times more than traffic to non-Wix Code sites, an indication that these sites are more robust.  We believe this data indicates that Wix Code is opening us up to a new, more professional customer base.

•
Launched the Wix Video Maker: To enable Wix users to market and grow their business through the use of video content, we launched the Wix Video Maker. Wix users can now quickly create custom videos to showcase their business, products or brand on their Wix website or other channels. This product solves the challenge small businesses face in creating engaging video content for advertisements, allowing them to compete with larger businesses online.

•
Began Testing the New DeviantArt: In October, we began testing the newly redesigned and modernized DeviantArt platform with its most active community members. We are gathering and implementing feedback from this group and are on schedule to launch the new platform to all users in the coming months, consistent with the timeline we established when we acquired DeviantArt.

•
Opened Customer Support Center in Dublin: Wix opened a Customer Support Center in Dublin, Ireland to further enhance our global support infrastructure. The location will cater to users in multiple languages, including English, French, Spanish, Portuguese, German and Italian.

•
Announces Board Authorization of Share Repurchase Plan: The Wix Board of Directors has authorized a share repurchase plan under which up to $100 million is available to purchase Wix’s outstanding ordinary shares. Wix intends to file a motion seeking court approval in Israel to extend the previously approved right to repurchase shares granted in July 2018 that expires December 31, 2018. The extension requested would be for six months, commencing on the later of (i) December 31, 2018 or (ii) the receipt of the required court approval. Wix intends to continue filing extension requests on an ongoing basis as required. Subject to approval by the Israeli courts, under the board authorized plan, shares may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws and regulations, and the repurchase plan may be suspended or discontinued at any time. For all or a portion of the authorized repurchase amount, Wix may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934, as amended, that is designed to facilitate these purchases. The actual timing, number and value of shares repurchased depend on a number of factors, including the market price of Wix’s common stock, general market and economic conditions and other corporate considerations.

Financial Outlook

Wix is introducing its outlook for the fourth quarter of 2018 as follows:

	Q4 2018 Outlook	Y/Y growth
Revenue	$161- $162 million	36% – 37%
Collections	$176 - $178 million	33% – 35%

Wix is updating its outlook for full year 2018, which reflects the continued decline in foreign exchange rates since guidance was last provided in July. Had FX rates stayed constant, we would have raised the collections and free cash flow outlook by approximately $2 million, or $660-$662 million for collections and $103-$105 million for free cash flow.
	2018 Outlook
	Prior	Updated	Y/Y growth
Revenue	$597 - $599 million	$601 - $602 million	41%
Collections	$656 - $660 million	$658 - $660 million	36%
Free Cash Flow	$101 - $103 million	$101- $103 million	43% – 46%

Conference Call and Webcast Information

Wix will host a conference call at 5:00 p.m. ET on Tuesday, November 13, 2018 to answer questions about the financial and operational performance of the business during the third quarter of 2018. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial 866-966-5335 (US/Canada), +44-203-003-2666 (International) or 1-809-216-213 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID WIX. A telephonic replay of the call will be available through November 20, 2018 at 11:59 p.m. ET by dialing +44-(0)-208-196-1998 and providing Conference ID 84853377.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based development platform for over 139 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo, and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn, Pinterest and Google+

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating income (loss), free cash flow, non-GAAP net income (loss) and non-GAAP net income (loss) per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related expenses. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, amortization of debt discount and debt issuance costs, and acquisition-related expenses. Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the tables included with this press release. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its free cash flow guidance to net cash provided by operating activities because net cash provided by operating activities is not accessible on a forward-looking basis. Items that impact net cash provided by operating activities are out of the Company's control and/or cannot be reasonably predicted. Accordingly, a reconciliation to net cash provided by operating activities is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, the availability, merchantability or functionality of certain new products or features and their anticipated product demand and customer satisfaction, and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; customer acceptance of new products and other challenges inherent in new product development, changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2017 annual report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2018. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com
415-223-2624

Media Relations:
Vivian Hernandez
pr@wix.com
415-517-6539

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)

Revenue	$111,031	$155,600	$307,091	$439,507
Cost of revenue	18,827	32,977	51,715	92,458
Gross Profit	92,204	122,623	255,376	347,049

Operating expenses:
Research and development	40,252	49,360	109,670	144,354
Selling and marketing	51,184	62,247	153,529	188,113
General and administrative	12,222	14,514	34,665	43,039
Total operating expenses	103,658	126,121	297,864	375,506
Operating loss	(11,454)	(3,498)	(42,488)	(28,457)
Financial expenses, net	(1,978)	(2,509)	(3,873)	(1,106)
Other income (expenses)	(4)	17	(3)	101
Loss before taxes on income	(13,436)	(5,990)	(46,364)	(29,462)
Taxes on income	1,083	(74)	3,304	1,905
Net loss	$(14,519)	$(5,916)	$(49,668)	$(31,367)

Basic and diluted net loss per share	$(0.32)	$(0.12)	$(1.10)	$(0.66)
Basic and diluted weighted-average shares used to compute net loss per share	45,843,390	48,498,392	45,309,940	47,671,718

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	September 30,
	2017	2018
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$85,230	$319,966
Short term deposits	115,382	326,425
Restricted cash and deposit	949	949
Marketable securities	32,730	69,237
Trade receivables	11,400	14,405
Prepaid expenses and other current assets	19,246	18,304
Total current assets	264,937	749,286
Property, equipment and software, net
Long Term Assets:
Property and equipment, net	16,201	20,638
Prepaid expenses and other long-term assets	3,823	1,724
Intangible assets and goodwill, net	45,052	42,961
Total long-term assets	65,076	65,323

Total assets	$330,013	$814,609

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$34,240	$39,864
Employees and payroll accruals	28,067	31,101
Deferred revenues	202,482	219,555
Accrued expenses and other current liabilities	37,592	43,444
Total current liabilities	302,381	333,964

Long term deferred revenues	14,329	11,923
Long term deferred tax liability	764	642
Convertible senior notes	-	332,738
Long term loan	1,219	1,219
Total long term liabilities	16,312	346,522

Total liabilities	318,693	680,486

Shareholders' Equity
Ordinary shares	80	87
Additional paid-in capital	311,107	451,345
Other comprehensive loss	(286)	(1,072)
Accumulated deficit	(299,581)	(316,237)
Total shareholders' equity	11,320	134,123

Total liabilities and shareholders' equity	$330,013	$814,609

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(14,519)	$(5,916)	$(49,668)	$(31,367)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,451	2,213	4,094	6,306
Amortization	950	733	2,412	2,052
Share based compensation expenses	13,035	18,760	33,996	52,203
Amortization of debt discount and debt issuance costs	-	4,965	-	4,965
Increase in accrued interest and exchange rate on short term and long term deposits	7	(493)	(160)	(1,390)
Amortization of premium and discount and accrued interest on marketable securities, net	-	74	-	86
Deferred income taxes, net	(44)	(341)	(441)	(746)
Decrease in trade receivables	(2,834)	(5,729)	(2,074)	(3,005)
Decrease (increase) in prepaid expenses and other current and long-term assets	441	7,512	(2,729)	(10,037)
Increase in trade payables	12,320	2,184	18,979	5,566
Increase (decrease) in employees and payroll accruals	(123)	(7,368)	(328)	6,063
Increase in short term and long term deferred revenues	9,088	7,177	44,695	42,820
Increase in accrued expenses and other current liabilities	2,291	3,836	9,335	6,138
Net cash provided by operating activities	22,063	27,607	58,111	79,654
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	17,392	96,015	50,442	115,126
Investment in short-term deposits and restricted deposits	(41,000)	(172,999)	(56,650)	(324,779)
Investment in marketable securities	-	(37,678)	-	(52,657)
Proceeds from marketable securities	-	1,357	-	15,793
Purchase of property and equipment	(3,128)	(3,865)	(6,983)	(10,372)
Capitalization of software development costs	-	(51)	-	(313)
Acquisition of Intangible assets	-	-	-	(500)
Payment for Businesses acquired	-	-	(33,091)	-
Net cash used in investing activities	(26,736)	(117,221)	(46,282)	(257,702)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	4,444	6,082	19,180	27,973
Proceeds from issuance of convertible senior notes	-	57,750	-	442,750
Payments of debt issuance costs	-	(2,591)	-	(12,601)
Purchase of capped call	-	(5,914)	-	(45,338)
Credit line repayment	-	-	(170)	-
Net cash provided by financing activities	4,444	55,327	19,010	412,784
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(229)	(34,287)	30,839	234,736
CASH AND CASH EQUIVALENTS—Beginning of period	124,132	354,253	93,064	85,230
CASH AND CASH EQUIVALENTS—End of period	$123,903	$319,966	$123,903	$319,966

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues	$111,031	$155,600	$307,091	$439,507
Collections	$120,119	$162,777	$351,786	$482,327
Free Cash Flow	$18,935	$23,691	$53,866	$68,969
Number of registered users at period end (*)	113,923	136,538	113,923	136,538
Number of premium subscriptions at period end (*)	3,053	3,836	3,053	3,836

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues	$111,031	$155,600	$307,091	$439,507
Change in deferred revenues	9,088	7,177	44,695	42,820
Collections	$120,119	$162,777	$351,786	$482,327

TOTAL ADJUSTMENTS OF GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$783	$1,102	$1,984	$3,268
Research and development	7,190	10,372	18,502	28,327
Selling and marketing	1,826	2,597	5,023	6,991
General and administrative	3,236	4,689	8,487	13,617
Total share based compensation expenses	13,035	18,760	33,996	52,203
(2) Amortization	948	733	2,374	2,052
(3) Acquisition related expenses	889	261	5,514	2,635
(4) Amortization of debt discount and debt issuance costs	-	4,965	-	4,965
Total adjustments of GAAP to Non-GAAP	$14,872	$24,719	$41,884	$61,855

Wix.com Ltd.
RECONCILIATION OF GROSS PROFIT TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Gross Profit	$92,204	$122,623	$255,376	$347,049
Share based compensation expenses	783	1,102	1,984	3,268
Amortization	757	142	1,797	426
Acquisition related expenses	-	-	28	-
Non-GAAP Gross Profit	93,744	123,867	259,185	350,743

Non-GAAP Gross margin	84%	80%	84%	80%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Operating loss	$(11,454)	$(3,498)	$(42,488)	$(28,457)
Adjustments:
Share based compensation expenses	13,035	18,760	33,996	52,203
Amortization	948	733	2,374	2,052
Acquisition related expenses	889	261	5,514	2,635
Total adjustments	$14,872	$19,754	$41,884	$56,890

Non-GAAP operating income (loss)	$3,418	$16,256	$(604)	$28,433

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Net loss	$(14,519)	$(5,916)	$(49,668)	$(31,367)
Share based compensation expense and other Non GAAP adjustments	14,872	24,719	41,884	61,855
Non-GAAP net income (loss)	$353	$18,803	$(7,784)	$30,488

Basic Non-GAAP net income (loss) per share	$0.01	$0.39	$(0.17)	$0.64
Weighted average shares used in computing basic Non-GAAP net income (loss) per share	45,843,390	48,498,392	45,309,940	47,671,718

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Net cash provided by operating activities	$22,063	$27,607	$58,111	$79,654
Capital expenditures, net	(3,128)	(3,916)	(6,983)	(10,685)
DeviantArt acquisition costs	-	-	2,738	-
Free Cash Flow	$18,935	$23,691	$53,866	$68,969

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)

Basic and diluted weighted average number of shares outstanding	45,843,390	48,498,392	45,309,940	47,671,718
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,336,919	7,714,715	8,336,919	7,714,715
Restricted share units	1,968,870	2,051,910	1,968,870	2,051,910
	56,149,179	58,265,017	55,615,729	57,438,343

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	December 31, 2018		December 31, 2018
	Low	High	Low	High

Projected revenues (*)	161,000	162,000	601,000	602,000
Projected change in deferred revenues	15,000	16,000	57,000	58,000
Projected collections	$176,000	$178,000	$658,000	$660,000

(*) Guidance under ASC 606